UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BIORELIANCE CORPORATION

(Name of Subject Company (Issuer))

BASEBALL ACQUISITION CORPORATION,

a wholly-owned subsidiary of
INVITROGEN CORPORATION
(Named of Filing Persons – Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

090951 10 4
(CUSIP Number of Class of Securities)

Gregory T. Lucier
President and Chief Executive Officer
Invitrogen Corporation
1600 Faraday Avenue
Carlsbad, California 92008
(760) 603-7200
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:

Mara H. Rogers, Esq.
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$448,246,128	$36,264

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is based upon the acquisition of (i) 8,431,979 shares of common stock of BioReliance Corporation (“Issuer”) outstanding as of December 31, 2003 for the expected consideration in the tender offer of $48.00 per share and (ii) the exercise of in-the-money exercisable options to purchase an aggregate of 906,482 shares of common stock of Issuer as of December 31, 2003. The calculation of the filing fee is based upon Issuer’s representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of December 31, 2003.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.008090% of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX
OFFER TO PURCHASE
FORM OF LETTER OF TRANSMITTAL
FORM OF NOTICE OF GUARANTEED DELIVERY
FORM OF LETTER TO BROKERS
FORM OF LETTER TO CLIENTS
FORM OF GUIDELINES FOR CERTIFICATION OF TAX ID
PRESS RELEASE
CONFIDENTIALITY AGREEMENT
AMENDMENT TO CONFIDENTIALITY AGREEMENT

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Baseball Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Invitrogen Corporation, a Delaware corporation (“Invitrogen”), to purchase all the outstanding shares of common stock, par value $0.01 per share, of BioReliance Corporation, a Delaware corporation (“BioReliance”) (the “Shares”), at a purchase price of $48.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of the Purchaser and Invitrogen.

     The information set forth in the Offer to Purchase, including all annexes and schedules thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. The Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, the Purchaser and BioReliance, a copy of which is filed as Exhibit (d)(1) hereto, is also incorporated by reference in this Schedule TO.

Item 1. Summary Term Sheet.

     The information set forth in the “SUMMARY TERM SHEET” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  The name of the subject company is BioReliance Corporation, a Delaware corporation. BioReliance’s executive offices are located at 14920 Broschart Road, Rockville, Maryland 20850, telephone: (301) 738-1000.

     (b)  The class of securities to which this statement relates is the Shares (as defined above). BioReliance has advised the Purchaser that 8,431,979 Shares were issued and outstanding as of December 31, 2003. The information set forth on the cover page and in the “INTRODUCTION” of the Offer to Purchase is incorporated herein by reference.

     (c)  The information set forth in “THE TENDER OFFER—Section 6—Price Range of the Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  This Tender Offer Statement is filed by Invitrogen and the Purchaser. The information set forth in “THE TENDER OFFER—Section 9—Certain Information Concerning the Purchaser and Invitrogen” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b)  The information set forth in “THE TENDER OFFER—Section 9—Certain Information Concerning the Purchaser and Invitrogen” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (c)  The information set forth in “THE TENDER OFFER—Section 9—Certain Information Concerning the Purchaser and Invitrogen” of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of the Purchaser or Invitrogen or, to the best knowledge of the Purchaser or Invitrogen, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Item 4. Terms of the Transaction.

     (a)(1)(i)-(viii), (x), (xii) The information set forth on the cover page and in the “INTRODUCTION,” “THE TENDER OFFER—Section 1—Terms of the Offer,” “THE TENDER OFFER—Section 2—Procedures for Tendering Shares,” “THE TENDER OFFER—Section 3—Withdrawal Rights,” “THE TENDER OFFER—Section 4—Acceptance for Payment and Payment for Shares,” “THE TENDER OFFER—Section 5—Certain U.S. Federal Income Tax Consequences,” “THE TENDER OFFER—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “THE TENDER OFFER—Section 14—Certain Conditions of the Offer,” and “THE TENDER OFFER—Section 15—Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(ix), (xi) Not applicable.

     (a)(2)(i)-(v), (vii) The information set forth in the “INTRODUCTION,” “THE TENDER OFFER—Section 5—Certain U.S. Federal Income Tax Consequences,” “THE TENDER OFFER—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “THE TENDER OFFER—Section 11—Contacts and Transactions with BioReliance; Background of the Offer,” “THE TENDER OFFER—Section 12— Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” and “THE TENDER OFFER—Section 15—Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

     (a)(2)(vi)Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a)  During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or Invitrogen or, to the best knowledge of the Purchaser and Invitrogen, any of the persons listed on Schedule I to the Offer to Purchase, and BioReliance or any of its executive officers, directors or affiliates.

     (b)  The information set forth in the “INTRODUCTION,” “THE TENDER OFFER—Section 11—Contacts and Transactions with BioReliance; Background of the Offer” and “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” of the Offer to Purchase is incorporated herein by reference. Except as set forth in the “INTRODUCTION,” “THE TENDER OFFER—Section 11—Contacts and Transactions with BioReliance; Background of the Offer” and “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” of the Offer to Purchase, there have been no negotiations, transactions or material contacts during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Invitrogen or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Invitrogen, any of those persons listed on Schedule I to the Offer to Purchase and BioReliance or its affiliates concerning a merger, consolidation, acquisition, tender offer for or other acquisition of

2

BioReliance securities, an election of BioReliance directors or a sale or other transfer of a material amount of BioReliance’s assets.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a), (c)(1), (3-7) The information set forth in the “INTRODUCTION,” “THE TENDER OFFER—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations,” “THE TENDER OFFER—Section 11—Contacts and Transactions with BioReliance; Background of the Offer” and “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” of the Offer to Purchase is incorporated herein by reference.

     (c)(2) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  The information set forth in “THE TENDER OFFER—Section 10—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

     (b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in “THE TENDER OFFER—Section 9—Certain Information Concerning the Purchaser and Invitrogen” and “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a)  The information set forth in the “INTRODUCTION” and “THE TENDER OFFER—Section 16—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

     The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to Instruction 2 to Item 10 of Schedule TO, the financial statements of the Purchaser and Invitrogen are not required.

Item 11. Additional Information.

     (a)(1) The information set forth in “THE TENDER OFFER—Section 9—Certain Information Concerning the Purchaser and Invitrogen” and “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement” of the Offer to Purchase is incorporated herein by reference.

     (a)(2), (a)(3) The information set forth in “THE TENDER OFFER—Section 1—Terms of the Offer”, “THE TENDER OFFER—Section 12—Purpose of the Offer and the Merger; Plans for BioReliance; the Merger Agreement; the Voting and Tender Agreement; and the Confidentiality Agreement,” “THE TENDER OFFER—Section 14—Certain Conditions of the Offer” and “THE

3

TENDER OFFER—Section 15—Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

     (a)(4) The information set forth in “THE TENDER OFFER—Section 7—Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” of the Offer to Purchase is incorporated herein by reference.

     (a)(5) The information set forth in “THE TENDER OFFER—Section 15—Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.

     (b)  The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated January 8, 2004.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Joint Press Release issued by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(1) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003).

(a)(1)(H)	Presentation materials from webcast hosted by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(2) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003).

(a)(1)(I)	Presentation materials from joint presentation by Invitrogen and BioReliance management to employees of BioReliance on January 5, 2004 (incorporated by reference to Exhibit (a)(5)(3) to Schedule TO of Invitrogen and the Purchaser filed on January 6, 2004).

(a)(1)(J)	Press Release issued by Invitrogen on January 8, 2004.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, the Purchaser and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004).

4

(d)(2)	Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004).

(d)(3)	Confidentiality Agreement, dated August 30, 2002, between Bear, Stearns & Co. Inc., for itself and on behalf of BioReliance, and Invitrogen.

(d)(4)	Amendment to Confidentiality Agreement, dated December 9, 2003, between Invitrogen and BioReliance.

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

5

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASEBALL ACQUISITION CORPORATION

By:	/s/ JOHN D. THOMPSON

Name:	John D. Thompson
Title:	President and Chief Executive Officer

INVITROGEN CORPORATION

By:	/s/ GREGORY T. LUCIER

Name:	Gregory T. Lucier
Title:	President and Chief Executive Officer

Dated: January 8, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated January 8, 2004.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trusts Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Joint Press Release issued by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(1) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003).

(a)(1)(H)	Presentation materials from webcast hosted by Invitrogen and BioReliance on December 24, 2003 (incorporated by reference to Exhibit (a)(5)(2) to Schedule TO of Invitrogen and the Purchaser filed on December 24, 2003).

(a)(1)(I)	Presentation materials from joint presentation by Invitrogen and BioReliance Corporation to employees of BioReliance on January 5, 2004 (incorporated by reference to Exhibit (a)(5)(3) to Schedule TO of Invitrogen and the Purchaser filed on January 6, 2004).

(a)(1)(J)	Press Release issued by Invitrogen on January 8, 2004.

(d)(1)	Agreement and Plan of Merger, dated as of December 24, 2003, by and among Invitrogen, the Purchaser and BioReliance (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004).

(d)(2)	Voting and Tender Agreement, dated as of December 24, 2003, by and among Invitrogen and Sidney R. Knafel, Douglas R. Knafel 1978 Trust, Andrew G. Knafel 1978 Trust, Douglas R. and Andrew G. Knafel 1976 Trust, Douglas R. Knafel 1983 Trust, Andrew G. Knafel, Knafel Family Foundation, Estate of Susan R. Knafel and ICI Communications, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of BioReliance filed on January 5, 2004).

(d)(3)	Confidentiality Agreement, dated August 30, 2002, between Bear, Stearns & Co. Inc., for itself and on behalf of BioReliance, and Invitrogen.

(d)(4)	Amendment to Confidentiality Agreement, dated December 9, 2003, between Invitrogen and BioReliance.